Rainchief Energy Inc.

December 31, 2009 and 2008
(Expressed in Canadian Dollars)

Consolidated Financial Statements

Management’s Responsibility for Financial Reporting

These consolidated financial statements have been prepared by and are the responsibility of the management of the Company. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada, using management’s best estimates and judgments based on currently available information. When alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances.

The Company maintains an appropriate system of internal controls to provide reasonable assurance that financial information is accurate and reliable and that the Company’s assets are appropriately accounted for and adequately safeguarded.

The Company’s independent auditors, Watson Dauphinee & Masuch, Chartered Accountants, were appointed by the shareholders to conduct an audit in accordance with generally accepted auditing standards in Canada and the Public Company Accounting Oversight Board (United States), and their report follows.

“Bradley J. Moynes”
Bradley J. Moynes
President and Chief Executive Officer

“J. Robert Moynes”
J. Robert Moynes
Vice-President

Auditors’ Report

To the Shareholders of:
RAINCHIEF ENERGY INC.

We have audited the Consolidated Balance Sheets of Rainchief Energy Inc. as at December 31, 2009 and 2008 and the Consolidated Statements of Operations and Deficit, Comprehensive Loss, and Cash Flows for the years ended December 31, 2009, 2008 and 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

“Watson Dauphinee & Masuch”
Chartered Accountants

Vancouver, B.C., Canada
June 04, 2010

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated June 04, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when they are adequately disclosed in the consolidated financial statements.

“Watson Dauphinee & Masuch”
Chartered Accountants

Vancouver, B.C., Canada
June 04, 2010

RAINCHIEF ENERGY INC.

Consolidated Balance Sheets
As at December 31, 2009 and 2008
(Expressed in Canadian Dollars)

	2009	2008
	$	$
ASSETS
CURRENT
Cash	-	563
Accounts Receivable	-	11,050
GST Recoverable	13,843	3,113
Inventory	-	19,479

	13,843	34,205

Property and Equipment (Note 4)	441	1,139
Oil and Gas Interests (Note 5)	-	1

	14,284	35,345

LIABILITIES
CURRENT
Bank Indebtedness	10,986	-
Accounts Payable and Accrued Liabilities	179,633	281,840
Due to Related Parties (Note 9)	91,810	33,590

	282,429	315,430

SHAREHOLDERS' DEFICIENCY
Share Capital (Note 7(b))	2,241,445	2,031,174
Share Subscription Advance (Note 12(b))	5,384	-
Contributed Surplus (Note 7(d))	366,788	90,478
Accumulated Other Comprehensive Income	-	-
Deficit	(2,881,762)	(2,401,737)

	(268,145)	(280,085)

	14,284	35,345

Nature and Continuance of Operations (Note 1)
Segmented Information (Note 10)
Subsequent Events (Note 12)

Approved on Behalf of the Board:

“Bradley J. Moynes”	“J. Robert Moynes”
Bradley J. Moynes, Director	J. Robert Moynes, Director

RAINCHIEF ENERGY INC.

Consolidated Statements of Operations and Deficit
As at December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

	2009	2008	2007
	$	$	$

SALES	3,838	14,767	3,965

COST OF SALES	3,241	43,351	2,965

GROSS PROFIT	597	(28,584)	1,000

EXPENSES
Accounting, Audit and Legal	51,226	90,084	50,108
Advertising and Promotion	1,816	38,560	51,174
Amortization	227	519	362
Bad Debt (Note 9)	71,000	-	-
Consulting and Investor Relations (Note 7(d))	174,191	103,162	255,656
Filing and Transfer Agent Fees	14,095	3,128	1,741
Interest and Bank Charges	3,378	2,905	20,138
Management Fees (Note 9)	125,515	129,279	129,425
Office and Telephone	10,047	10,189	11,293
Office and Warehouse Rent	11,221	15,865	15,415
Stock-Based Compensation (Note 7(d))	194,281	-	-
Travel and Automobile	3,027	13,931	8,839

	660,024	407,622	544,151

LOSS BEFORE OTHER ITEMS	(659,427)	(436,206)	(543,151)
Foreign Exchange Gain (Loss)	20,315	(30,773)	31,803
Net Gain on Sale of Subsidiaries (Note 3)	222,555	-	-
Net Gain (Loss) on Settlement of Debts (Note 7(b)(ii),(iii))	-	21,505	(13,432)
Loss on Sale of Oil and Gas Interests (Note 5(b))	(2,718)	-	-
Write-Down Oil and Gas Interests (Note 5(a))	-	(40,499)	-
Contingent Loss on Legal Claim (Note 6)	(60,750)	-	-

NET LOSS FOR THE YEAR	(480,025)	(485,973)	(524,780)

Deficit, Beginning of the Year	(2,401,737)	(1,915,764)	(1,390,984)

DEFICIT, END OF THE YEAR	(2,881,762)	(2,401,737)	(1,915,764)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	24,958,429	18,045,628	13,882,702

BASIC AND DILUTED LOSS PER SHARE	(0.02)	(0.03)	(0.04)

RAINCHIEF ENERGY INC.

Consolidated Statements of Comprehensive Loss
As at December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

	2009	2008	2007
	$	$	$
NET LOSS FOR THE YEAR	(480,025)	(485,973)	(524,780)

Other Comprehensive Income for the Year	-	-	-

COMPREHENSIVE LOSS FOR THE YEAR	(480,025)	(485,973)	(524,780)

RAINCHIEF ENERGY INC.

Consolidated Statements of Cash Flows
As at December 31, 2009, 2008 and 2007
(Expressed in Canadian Dollars)

	2009	2008	2007
	$	$	$
CASH PROVIDED BY (USED IN):

OPERATING ACTIVITIES
Net Loss for the Year	(480,025)	(485,973)	(524,780)
Non-Cash Items
Amortization	227	519	362
Bad Debt	71,000	-	-
Consulting and Investor Relations	82,029	68,548	266,400
Stock-Based Compensation	194,281	-	-
Unrealized Foreign Exchange (Gain) Loss	-	754	(19,212)
Net (Gain) on Sale of Subsidiaries	(222,555)	-	-
Net (Gain) Loss on Settlement of Debts	-	(21,505)	13,432
Loss on Sale of Oil and Gas Interests	2,718	-	-
Write-Down of Oil and Gas Property	-	40,499	-

	(352,325)	(397,158)	(263,798)
Changes in Non-Cash Working Capital Accounts
Accounts Receivable	9,699	(11,050)	-
GST Recoverable	(11,548)	10,734	2,020
Inventory	9,844	38,456	6,124
Prepaid Expenses	-	-	270
Accounts Payable and Accrued Liabilities	45,926	67,682	21,898

	(298,404)	(291,336)	(233,486)

FINANCING ACTIVITIES
Shares Issued for Cash, Net of Issuance Costs	210,271	169,247	109,684
Shares Subscription Advance	5,384	-	-
Advances from Related Parties	64,199	145,838	107,833
Net Proceeds from Promissory Note	7,784	-	-

	287,638	315,085	217,517

INVESTING ACTIVITIES
Acquisition of Oil and Gas Interests	(10,501)	(30,500)	-
Proceed on Sale of Subsidiaries	10,001	-	-
Cash Disposed of on Sale of Subsidiaries	(283)	-	-

	(783)	(30,500)	-

DECREASE IN CASH	(11,549)	(6,751)	(15,969)

Cash, Beginning of the Year	563	7,314	23,283

(BANK INDEBTEDNESS) CASH, END OF THE YEAR	(10,986)	563	7,314

Supplemental Cash Flow Information (Note 8)

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 1 – NATURE AND CONTINUANCE OF OPERATIONS

Rainchief Energy Inc. (the “Company”) was incorporated on December 28, 2000 under the Company Act of the Province of British Columbia, Canada. The Company changed its name from Black Diamond Brands Corporation to Rainchief Energy Inc. on November 21, 2008. The Company has no active operations and is currently analyzing project opportunities.

The Company carried its oil and gas exploration, and wine and spirit distribution operations through its wholly-owned subsidiaries. During the year ended December 31, 2009, the Company disposed of its interests in these subsidiaries (Note 3).

While these consolidated financial statements have been prepared on the assumption that the Company is a going concern and will be able to realize its assets and discharge its liabilities in the normal course of business, certain events and conditions cast substantial doubt on this assumption. The Company continues to incur significant operating losses and has no current source of revenue. As at December 31, 2009, the Company has a consolidated deficit of $2,881,762 and a working capital deficiency of $268,586.

The Company’s ability to continue operations is uncertain and is dependent upon generating profitable operating, maintaining current financing obligations and obtaining new sources of financing. The outcome of these matters cannot be predicted at this time. Although the Company has arranged private placements of units raising gross proceeds of US$182,200 in 2010 (Note 12(b)) and has been successful in obtaining financing in the past, there is no assurance that the Company will be successful with future financing ventures in light of the current tight global credit market.

These consolidated financial statements do not reflect any adjustments to the amounts and classifications of assets and liabilities, which would be necessary should the Company be unable to continue operations.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared using Canadian Generally Accepted Accounting Principles (“CDN GAAP”). The significant accounting policies followed by the Company and its subsidiaries are summarized below:

a)	Basis of Presentation

The consolidated financial statements include the accounts of the Company, and its wholly-owned subsidiaries, Black Diamond Importers Inc., Liberty Valley Wines LLC and Point Grey Energy Inc. up to the date of disposal of these subsidiaries (Note 3). All intercompany transactions and balances have been eliminated.

The wine and spirit distribution and oil and gas exploration activities of these subsidiaries comprised the Company’s principal business operations, and therefore have not been presented as a disposal of an operating segment of the Company or as discontinued operations pursuant to Emerging Issues Committee (EIC) 161 on discontinued operations of the CICA Handbook. The financial results of the Company’s reporting segments have been presented in Note 10.

b)	Inventory

Inventory consists of liquor products and is valued at the lower of cost and net realizable value. Cost of sales is determined on a weighted average cost basis. Warehousing, shipping and related costs are excluded from cost of sales, and are expensed as incurred.

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

c)	Property and Equipment

Property and equipment are recorded at cost. Amortization is calculated using the following methods and annual rates, except in the year of acquisition when one-half the rate is used:

	Computer Equipment	30% Per Annum, Declining Balance Basis
	Furniture and Equipment	20% Per Annum, Declining Balance Basis

d)	Oil and Gas Interests

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of, exploration for and development of oil and gas interests are capitalized on a property-by-property basis. Such costs include land acquisition costs, geological and geophysical costs, drilling and other costs related to exploration and development activities and do not necessarily reflect present or future values. All other general and administrative costs including interest are expensed. Proceeds from the disposal of oil and gas interests are applied against the capitalized costs of the related property.

Upon commencement of production, capitalized costs are depleted using the unit-of-production method, based on estimated probable and proven oil and gas reserves determined by independent engineers.

The Company annually applies a ceiling test to capitalized costs, net of accumulated depletion and depreciation, to ensure they do not exceed the estimated undiscounted value of future net revenues from proven oil and gas reserves, based on year-end prices and costs, adjusted for estimated future general and administrative expenses, abandonment and site restoration costs, financing costs and income taxes. If the carrying value of the oil and gas interests is not recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the discounted future net cash flows of its reserves.

e)	Asset Retirement Obligation

The Company records legal obligations associated with the retirement of long-lived assets, including site restoration and closure costs associated with the abandonment of oil and gas properties, in the period in which it is incurred if a reasonable estimate of fair value can be made. The liabilities are determined using the net present value of the cash flows required to settle the obligations. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying assets. Liabilities are accreted over time for changes in fair value through charges to operations.

As at December 31, 2009 and 2008, the Company has no material asset retirement obligations.

f)	Share Capital

The Company records proceeds from share issuances net of commissions and issuance costs. Shares issued for other than cash consideration are valued at the quoted price on the Over-the-Counter Bulletin Board in the United States based on the earliest of: (i) the date the shares are issued, and (ii) the date the agreement to issue the shares is reached.

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

g)	Stock-Based Compensation

Employee stock options and other types of stock-based compensation are accounted for using the fair value based method. The Company estimates the fair value using the Black-Scholes option-pricing model. The fair value of an option is estimated on the date of grant and expensed over the vesting period. The fair value of a broker’s warrant is determined on the date of grant and recorded as share issuance costs. Consideration received on the exercise of stock options or broker’s warrants is recorded as share capital and the related contributed surplus amount is transferred to share capital.

h)	Loss Per Share

Basic loss per share is calculated using the weighted average number of common shares outstanding during the year. Diluted loss per share is the same as basic loss per share as the issuance of shares on the exercise of stock options and share purchase warrants is anti-dilutive.

i)	Revenue Recognition

Revenue is recognized upon shipment of wine products and when collection is reasonably assured.

j)	Income Taxes

The Company uses the asset and liability method of accounting for income taxes, whereby future income tax assets and liabilities are recognized based on temporary differences between the financial statement carrying amounts of assets and liabilities, and their respective tax bases. Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which the differences are expected to reverse. Future income tax assets, including the benefit of income tax losses available for carry-forward, are only recognized to the extent that it is more likely than not that the Company will realize those assets.

k)	Foreign Currency Translation

Transactions in foreign currencies are translated to Canadian dollars at the rates in effect on the transaction date. Exchange gains or losses arising on translation or settlement of foreign currency denominated monetary items are charged to earnings in the period they arise.

The accounts of integrated foreign operations, which are recorded in United States dollars, have been translated into Canadian dollars using the temporal method as follows:

Monetary Assets and Liabilities	At the exchange rate prevailing at the balance sheet date
Non-Monetary Assets and Liabilities	At historical exchange rates
Revenue and Expense Items	At the average exchange rate for the year

Foreign exchange gains and losses from the translation of foreign operations are reflected in the statement of operations for the current year.

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

l)	Financial Instruments

The Company classifies its financial instruments into one of the following balance sheet categories:

Held-for-trading financial assets and liabilities that are initially measured at fair value and where subsequent changes in fair value are recognized in the statements of operations;

Available-for-sale financial assets that are initially measured at fair value and where subsequent changes in fair value are recognized in other comprehensive income until the instrument is derecognized or impaired at which time the amounts would be recorded in net earnings; or

Held-to-maturity investments, loans and receivables, or other financial liabilities that are initially measured at cost and where subsequent changes in cost are amortized utilizing the effective interest rate method.

Accordingly, the Company has classified its financial instruments as follows:

Cash are classified as held-for-trading and carried at their fair values;

Accounts receivable is classified as loan and receivable and carried at its amortized cost; and

Accounts payable and accrued liabilities and amounts due to related party are classified as other financial liabilities and carried at their amortized cost.

m)	Comprehensive Income

Comprehensive income is the change in net assets from transactions related to non-shareholder sources. The Company presents gains and losses which would otherwise be recorded as part of net earnings in “other comprehensive income” until it is considered appropriate to recognize them into net earnings. The Company presents comprehensive income and its components in a separate financial statement that is displayed with the same prominence as other financial statements. The Company has no transactions in “other comprehensive income” for the years ended December 31, 2009 and 2008.

n)	Use of Estimates

The preparation of financial statements in conformity with CDN GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates include the assessment of recoverability of oil and gas interests and property and equipment, the determination of the amortization period of property and equipment, determination of the depletion period of oil and gas interests, the estimated amount of accrued liabilities, the realization of future tax assets, the determination of the fair value of shares issued for debt and services and fair value of warrants issued for services. Actual results could differ from those estimates.

o)	Comparative Figures

Certain comparative figures have been reclassified to conform to the presentation adopted for the current year. These reclassifications have no effect on the consolidated net loss for the years ended December 31, 2009, 2008 and 2007.

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

p)	Adoption of New Accounting Policies

During the year ended December 31, 2009, the Company adopted the following new presentation and disclosure standards issued by the Canadian Institute of Chartered Accountants (“CICA”) on a prospective basis. There was no material impact on the Company’s consolidated financial statements as a result of the adoption of these new standards.

	(i)	Goodwill and Intangible Assets

The new Section 3064 replaces the former CICA Handbook Section 3062 “Goodwill and Other Intangible Assets” and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. This section specifically excludes mining activities related to prospecting, acquisition of mineral rights, exploration, drilling and mineral development as intangibles, as existing Section 3061 “Property, Plant and Equipment” contains standards for measurement, presentation, and disclosure of mining properties. The adoption of this new standard has no material impact on the Company’s consolidated financial statements.

	(ii)	Credit risk and fair value of financial assets and financial liabilities

The CICA issued EIC-173 “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities” in January 2009 which concludes that an entity’s own credit and the credit risk of the counterparty should be taken into account in determining the fair value of financial assets and financial liabilities, including derivative instruments. The adoption of this new standard has no material impact on the Company’s consolidated financial statements.

q)	Future Accounting Change – International Financial Reporting Standards (“IFRS”)

In February 2008, the CICA announced that CDN GAAP for publicly accountable enterprises will be replaced by IFRS for fiscal years beginning on or after January 01, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. Accordingly, the conversion from CDN GAAP to IFRS will be applicable to the Company’s reporting for the first quarter ended March 31, 2011, with restatement of comparative information presented. The financial reporting impact of the transition to IFRS on the Company’s consolidated financial statements cannot be reasonably estimated at this time.

NOTE 3 – SALE OF SUBSIDIARIES

On September 30, 2009, the Company disposed of its interests in Black Diamond Importers Inc. (“BDI”) and Liberty Valley Wines LLC (“LVW”) to a Director of the Company for $10,000. These subsidiaries were in the business of distributing wine and spirit products in the Province of British Columbia, Canada and in the United States.

On December 30, 2009, the Company disposed of its interests in Point Grey Energy Inc. (“PGE”) to a Director of the Company for nominal consideration. The subsidiary was engaged in the acquisition, exploration, development and production of oil and gas interests in the Province of Alberta, Canada.

The operations of these former subsidiaries comprised the Company’s principal business operations, and therefore have not been segregated and presented as a disposal of an operating segment of the Company or as discontinued operations.

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 3 – SALE OF SUBSIDIARIES (Continued)

The Company recorded a net gain on the sale of these subsidiaries in 2009 as follows:

	BDI	LVW	PGE	Total
	$	$	$	$
Consideration	5,000	5,000	1	10,001
Net Liabilities of Subsidiaries Disposed	197,057	10,543	4,954	212,554

Gain on Sale of Subsidiaries	202,057	15,543	4,955	222,555

The consolidated carrying amounts of the assets and liabilities of BDI and LVW as of September 30, 2009 and PGE as of December 30, 2009 were:

Assets
Current
Cash	566	-	-	566
Accounts Receivable	1,350	-	-	1,350
GST Recoverable	818	-	-	818
Inventory	9,635	-	-	9,635

	12,369	-	-	12,369
Due from Related Party	-	9,421	-	9,421
Property and Equipment	470	-	-	470
Oil and Gas Interests	-	-	1	1

	12,839	9,421	1	22,261

Liabilities

Current
Accounts Payable and Accrued Liabilities	128,168	19,964	-	148,132
Due to Related Parties	81,728	-	4,955	86,683

	209,896	19,964	4,955	234,815

Net (Liabilities)	(197,057)	(10,543)	(4,954)	(212,554)

NOTE 4 – PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
2009
Computer Equipment	3,890	3,699	191
Furniture and Equipment	1,656	1,406	250

	5,546	5,105	441

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 4 – PROPERTY AND EQUIPMENT (Continued)

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$
2008
Computer Equipment	3,890	3,617	273
Furniture and Equipment	2,935	2,069	866

	6,825	5,686	1,139

NOTE 5 – OIL AND GAS INTERESTS

a)	Montag Property

On November 14, 2008, the Company through its wholly-owned subsidiary, PGE, entered into a purchase agreement to acquire a 10% working interest in certain oil and gas interests in a property located in the Province of Alberta, Canada (the “Montag Property”) for a total purchase price of $40,500, payable as follows: $30,500 non-refundable cash paid to the vendor and an additional consideration of $10,000 paid to the solicitor of the vendor in satisfaction of a debt owed by the vendor to the solicitor.

The vendor is involved in a legal action with the underlying owner and operator of the Montag Property with respect to the vendor’s entitlement to a working interest in the property. The Company’s interest in the Montag Property was wholly derived from its purchase agreement with the vendor. On December 31, 2008, the Company wrote down the Montag Property to a nominal amount and recorded a writedown of $40,499 due to the uncertainty surrounding the ownership of the working interest.

b)	Peace River Property

On July 08, 2009 the Company acquired a five-year petroleum and natural gas lease in the Peace River area of Alberta, Canada for total consideration of $10,501. The Company subsequently disposed of its interest in the property to an arm’s length party on December 30, 2009 for settlement of the outstanding principal and interest totalling $7,783 of a short-term promissory note. Accordingly, the Company recorded a loss of $2,718 on the disposition of the lease.

NOTE 6 – LEGAL CLAIM

In April 2008, the Company entered into a licensing agreement with an arm’s length party for the exclusive right to use copyrighted photographs on the Company’s privately labeled wine bottles and for advertising and promotional use for a term of three years. The Company paid US$30,000 in consideration for prior uses of the copyrighted photographs and agreed to pay a minimum royalty of US$22,500 per year. Pursuant to the licensing agreement, the royalty payments were secured by the personal guarantees of the President and Vice-President of the Company.

In March 2009, the Company was served a Notice of Termination of the licensing agreement citing breach by the Company as a result of its default on the royalty payment due on January 01, 2009 for the first quarter of 2009. The total amount of claim against the Company was US$50,625, representing the guaranteed royalty payments payable for the remaining term of the agreement. As at December 31, 2009, the Company has recorded a provision of $60,750 (US$50,625) for this contingent liability.

The outcome of the legal claim is uncertain, and management is of the opinion that the claim has no merit and seeks to recover all costs.

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 7 – SHARE CAPITAL

a)	Authorized Capital

Unlimited number of common shares without par value.

b)	Issued and Outstanding Common Shares

	Number of		Amount
	Common Shares	$
Balance, December 31, 2007	17,418,852		1,567,600
Shares Issued for Cash, Net of Share Issue Costs (i)	1,250,000		166,678
Shares Issued for Debt
Promissory Note Payable to Arm’s Length Party (ii)	150,000		17,664
Amounts Owed to Related Parties (iii)	5,000,000		279,232
Balance, December 31, 2008	23,818,852		2,031,174
Shares Issued for Cash, Net of Share Issue Costs (iv)	4,020,000		210,271
Balance, December 31, 2009	27,838,852		2,241,445

(i)

On July 09, 2008, the Company completed a brokered private placement of 1,000,000 units at a price of US$0.15 per unit, raising gross proceeds of $153,810 (US$150,000). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.25 per share for a period of one year. The Company paid finders’ fees in the amount of $15,381 (US$15,000) and issued 100,000 share purchase warrants with a fair value of $2,569 (Note 7(d)) to the finder.

On November 14, 2008, the Company completed a non-brokered private placement of 200,000 units at a price of US$0.10 per unit, raising gross proceeds of $24,708 (US$20,000). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.15 per share for a period of one year.

On December 19, 2008, the Company completed a non-brokered private placement of 50,000 units at a price of US$0.10 per unit, raising gross proceeds of $6,110 (US$5,000). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.15 per share for a period of one year.

(ii)

On November 14, 2008, the Company issued 150,000 common shares with a fair value of $17,664 and 150,000 share purchase warrants with a fair value of $9,961 (Note 7(d)) in settlement of the outstanding principal and interest of $19,737 (US$15,000) of a promissory note. One warrant entitles the holder to purchase one additional common share of the Company exercisable at a price of US$0.15 per share until November 01, 2009. The Company recorded a loss of $7,888 on settlement of debt.

(iii)

In December 2008, the Company issued 3,000,000 common shares with a fair value of $167,539 to the President of the Company and 2,000,000 common shares with a fair value of $111,693 to the Vice-President of the Company to settle outstanding debts of $185,175 (US$150,000) and $123,450 (US$100,000) respectively. The Company recorded a gain of $29,393 on settlement of these debts.

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 7 – SHARE CAPITAL (Continued)

b)	Issued and Outstanding Common Shares (Continued)

(iv)

On June 26, 2009 the Company completed a non-brokered private placement of 3,050,000 units at a price of US$0.05 per unit, raising gross proceeds of $179,463 (US$152,500). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.10 per share for a period of one year.

On December 02, 2009 the Company completed a non-brokered private placement of 970,000 units at a price of US$0.05 per unit, raising gross proceeds of $51,747 (US$48,500). One unit consists of one common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.10 per share for a period of one year.

The Company incurred total share issue costs of $20,939 in connection to these private placements.

c)	Share Purchase Warrants

The Company has the following warrants outstanding which expire on various dates between March 27, 2010 and June 30, 2014:

		Weighted Average
	Number of	Exercise Price
	Warrants	US$

Balance, December 31, 2007	1,220,000	0.34
Issued During the Year
Private Placements (Note 7(b)(i))	1,250,000	0.23
Finder’s Fees (Note 7(b)(i))	100,000	0.25
Consulting and Investor Relations Service (i)	1,300,000	0.11
Promissory Note Payable (Note 7(b )(ii))	150,000	0.15
Expired During the Year	(1,220,000)	0.34

Balance, December 31, 2008	2,800,000	0.17
Issued During the Year
Private Placements (Note 7(b)(iv))	4,020,000	0.10
Consulting and Investor Relations Service (ii)	1,700,000	0.08
Management Service (iii)	1,500,000	0.08
Expired During the Year	(2,300,000)	(0.19)

Balance, December 31, 2009	7,720,000	0.09

(i)

During the year ended December 31, 2008, the Company issued a total of 1,300,000 warrants with a total fair value of $68,548 (Note 7(d)) for investor relations and consulting services. Each warrant is exercisable into one common share at a price between US$0.07 and US$0.20 per share. 800,000 warrants expired during the year ended December 31, 2009.

(ii)

During the year ended December 31, 2009, the Company issued a total of 1,700,000 warrants with a total fair value of $82,029 (Note 7(d)) for investor relations and consulting services. Each warrant is exercisable into one common share at US$0.08 per share and expires on June 30, 2014.

(iii)

During the year ended December 31, 2009, the Company issued a total of 1,500,000 warrants with a total fair value of $194,281 (Note 7(d)) to Directors and Officers of the Company. Each warrant is exercisable into one common share at a price of US$0.08 per share and expires on June 30, 2014.

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 7 – SHARE CAPITAL (Continued)

d)	Contributed Surplus and Stock Based Compensation

	2009	2008
	$	$

Balance, Beginning of the Year	90,478	9,400
Warrants Issued to Broker	-	2,569
Warrants Issued for Debt Settlement	-	9,961
Warrants Issued for Consulting and Investor Relations Service	82,029	68,548
Warrants Issued to Directors and Officers	194,281	-

Balance, End of the Year	366,788	90,478

The weighted average unit fair value of warrants issued during the year ended December 31, 2009 was $0.09 (2008 – $0.05) .. The fair value of these warrants was estimated on the grant date utilizing the Black-Scholes pricing model with the following assumptions:

Risk-Free Annual Interest Rate	2.6%	0.8% – 2.4%
Expected Annual Dividend Yield	0%	0%
Expected Stock Price Volatility	179%	146% – 179%
Expected Life of Warrant	5 years	1 – 2 years

Option pricing models require the input of highly subjective assumptions. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models may not necessarily provide a single reliable measure of the fair value of the warrants issued.

NOTE 8 – SUPPLEMENTAL CASH FLOW INFORMATION

		2009	2008	2007
		$	$	$
a)	Significant Non-Cash Financing Activities
	Shares Issued for Settlement of:
	Accounts Payable	-	-	129,450
	Promissory Note Payable	-	17,664	303,124
	Amounts Owed to Related Parties	-	279,232	-
		-	296,896	432,574

b)	Other Information
	Interest Paid	1,787	1,115	14,354

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 9 – RELATED PARTIES TRANSACTIONS

In addition to those transactions disclosed elsewhere in these consolidated financial statements, the Company has the following related party balances and transactions.

Balances due from (to) related parties are unsecured, non-interest bearing and have no specific terms of repayment. The Company had the following amounts due from (to) related parties as at December 31, 2009 and 2008:

	2009	2008
	$	$

Due (to) from Directors and Officers	(81,896)	4,353
Due to Companies with Common Directors and Officers	(4,414)	(37,943)
Due to a Person Related to the Directors and Officers	(5,500)	-

	(91,810)	(33,590)

The Company had the following transactions with related parties for the years ended December 31, 2009, 2008 and 2007:

	2009	2008	2007
	$	$	$
Management fees charged by Officers of the Company for management, administration, supervision and company development services	125,515	129,279	129,425

Interest accrued to a person related to the Directors and Officers of the Company for cash advanced	-	-	17,990

Bad debt on amount owed by a former subsidiary	71,000	-	-

All related party transactions were in the normal course of operations and were measured at the exchange value, which represented the fair value established and agreed to by the related parties.

NOTE 10 – SEGMENTED INFORMATION

Prior to the sale of its operating subsidiaries in 2009 (Note 3), the Company had operations in two business segments: oil and gas exploration in the Province of Alberta, Canada, and wine and spirit distribution in the Province of British Columbia, Canada and the United States.

				Oil and Gas		Wine and Spirit
		Total		Exploration		Distribution		Corporate
		2009	2008	2009	2008	2009	2008	2009	2008
	$	$	$	$	$	$	$	$	$
Sales		3,838	14,767	-	-	3,838	14,767	-	-
Gross Profit (Loss)		597	(28,584)	-	-	597	(28,584)	-	-
Amortization		227	519	-	-	83	197	144	322
Total Assets		14,284	35,345	-	51	-	34,585	14,284	709
Capital Expenditures		10,501	30,500	10,501	30,500	-	-	-	-

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 11 – INCOME TAXES

a)	Provision for Income Taxes

A reconciliation of income taxes at the statutory tax rate is as follows:

		2009		2008		2007
Combined Federal and Provincial Income Tax Rates		13.50%		14.92%		17.62%
	$		$		$
Loss before income taxes		(480,025)		(485,973)		(524,780)

Expected Income Tax Recovery		(64,803)		(72,495)		(92,467)
Permanent Differences		(2,223)		488		(1,883)
Change in Valuation Allowance		62,163		(43,707)		89,809
Effect of Change in Tax Rates		243		79,308		-
Expiration of Non-Capital Losses and Other		4,620		36,406		4,541
Income Tax Expense (Recovery)		-		-		-

b)	Future Income Taxes

The tax effects of significant temporary differences that give rise to future income tax assets as at December 31, 2009 and 2008 are:

Future Income Tax Assets:
Non-Capital Losses Carry-Forward	337,526	273,732
Share Issuance Costs	6,306	8,042
Property and Equipment	197	275
Capital Losses	183	-
Valuation Allowance	(344,212)	(282,049)

Net Future Income Tax Assets	-	-

As at December 31, 2009, the Company has non-capital losses of approximately $2,500,200 which may be applied to reduce taxable income of future years. The non-capital losses expire as follows:

2010	36,000
2014	24,200
2015	86,300
2026	313,100
2027	515,300
2028	367,400
2029	1,157,900

2,500,200

Future tax benefits which may arise as a result of these losses have not been recognized in these financial statements and have been offset by a valuation allowance.

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 12 – SUBSEQUENT EVENTS

a)	Share Consolidation

On March 22, 2010, the Company consolidated its share capital in the ratio of 1 new common share for 10 common shares held.

b)	Private Placements

In March 2010, the Company issued 50,000 post-consolidated common shares at a price of US$0.10 per share. The gross proceeds of $5,384 (US$5,000) were received by the Company during the year ended December 31, 2009.

During March and April 2010, the Company received gross proceeds of US$182,200 in a private placement of 9,110,000 units at US$0.02 per unit. One unit comprises of one post-consolidation common share and one share purchase warrant. Each warrant is exercisable into one common share at a price of US$0.02 per share for a period of one year.

c)	Debt Settlement

On March 02, 2010, certain related parties assigned debts owed by the Company to them totalling US$97,710 to other arm’s length parties (“Assigned Creditors”) for a nominal consideration of $10. These Assigned Creditors agreed to accept 15,000,000 post-consolidation common shares of the Company at a price of US$0.006514 per share in settlement of these debts.

NOTE 13 – FINANCIAL INSTRUMENTS

The Company’s financial instruments are exposed to certain financial risks:

a)	Fair Values

The carrying values of cash, bank indebtedness, accounts receivable, accounts payable and accrued liabilities, and amounts due to and from related parties approximate their fair value as at the balance sheet date.

b)	Liquidity Risk

Liquidity risk refers to the risk that an entity will encounter difficulty meeting obligations associated with financial liabilities. The Company is dependent upon on the availability of credit from its suppliers and its ability to generate sufficient funds from equity and debt financing to meet current and future obligations. There can be no assurance that such financing will be available on terms acceptable to the Company.

c)	Credit Risks

Credit risk is the risk of loss associated with a counter party’s inability to fulfill its payment obligations. Management considers that risks related to credit are not significant to the Company at this time.

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 13 – FINANCIAL INSTRUMENTS (Continued)

d)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Management considers that risks related to interest are not significant to the Company at this time. Amounts owed from and to related parties are non-interest bearing.

e)	Foreign Exchange Risk

The Company operates in Canada and the United States and some of its material expenditures are payable in U.S. dollars. The Company is therefore subject to currency exchange risk arising from the degree of volatility of changes in exchange rates between the Canadian dollar and the U.S. dollar. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.

As at December 31, 2009, the Company had the following financial instruments in U.S. dollars:

US$
Bank Indebtedness	10,554
Accounts Payable and Accrued Liabilities	80,598
91,152

NOTE 14 – CAPITAL MANAGEMENT

The Company’s objective for managing its capital structure is to safeguard the Company’s ability to continue as a going concern and to ensure it has the financial capacity, liquidity and flexibility to fund its ongoing operations and capital expenditures including investment in resource properties it has or may acquire.

The Company manages its share capital as capital, which as at December 31, 2009 totalled $2,241,445 (2008 – $2,031,174). At this time the Company’s access to the debt market is limited and it relies on equity issuances and the support of shareholders to fund its investments in capital assets and resource properties. The Company monitors capital to maintain a sufficient working capital position to fund annualized administrative expenses and capital investments.

As at December 31, 2009 the Company had a working capital deficiency of $268,586. The Company will issue shares and may from time to time adjust its capital spending to maintain or adjust the capital structure. There can be no assurance that the Company will be able to obtain debt or equity capital in the case of operating cash deficits.

The Company’s share capital is not subject to external restrictions. The Company has not paid or declared any dividends since the date of incorporation, nor are any contemplated in the foreseeable future. There were no changes in the Company’s approach to capital management during the year ended December 31, 2009.

RAINCHIEF ENERGY INC.

Notes to the Consolidated Financial Statements
December 31, 2009 and 2008
(Expressed in Canadian Dollars)

NOTE 15 – DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

The Company prepares its consolidated financial statements in accordance with accounting principles generally accepted in Canada which would not differ in all material respects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States and from practices prescribed by the United States Securities and Exchange Commission. Accordingly, there were no reported differences for the Company for the years ended December 31, 2009, 2008 and 2007 which would require reconciliation from CDN GAAP to US GAAP.

a)	Income Taxes

The Company uses the asset and liability method to account for income taxes pursuant to Section 3465 of the Canadian CICA Handbook which is substantially consistent with the Statement of Financial Accounting Standards (“SFAS”) No. 109 “Accounting for Income Taxes”.

As described in Note 11, the Company has future income tax assets related to its Canadian operations calculated at the substantively enacted rates in Canada at December 31, 2009, 2008 and 2007. For US GAAP purposes, SFAS No. 109 requires deferred tax assets to be measured at only enacted tax rates. These assets would have been reduced to $Nil by a valuation allowance, which is consistent with the accounting treatment under CDN GAAP. Accordingly, there is no difference in the consolidated financial position or results of operations reported under CDN GAAP and US GAAP for the years ended December 31, 2009, 2008 and 2007.

b)	Stock-Based Compensation

The Company’s policy for accounting for stock-based compensation awards under CDN GAAP is disclosed in Note 2(g). For US GAAP purposes, the Company uses the fair value method of accounting for stock-based compensation, a treatment consistent with the accounting treatment used for CDN GAAP, under SFAS No. 123R “Accounting for Stock-Based Compensation”. Accordingly, there is no difference in the consolidated financial statements under CDN GAAP or US GAAP for the years ended December 31, 2009, 2008 and 2007.

c)	Recent United States Accounting Pronouncements

In June 2009, the Financial Accounting Standards Board (“FASB”) released The FASB Accounting Standards Codification. The FASB Accounting Standards Codification (“ASC”) will become the source of authoritative U.S. generally accepted accounting principles recognized by the FASB to be applied to nongovernmental entities. The ASC will supersede all then existing non-SEC accounting and reporting standards. SFAS No. 168 is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of the ASC did not result in material changes to the consolidated financial statements.

In January 2010, the FASB issued Accounting Standards Update No. 2010-02 “Accounting and Reporting for Decreases in Ownership of a Subsidiary – a Scope Clarification”. The Update addresses the scope of the existing guidance in ASC 810.10 and expands the disclosure guidelines related to a deconsolidation or derecognition as a result of a decrease in ownership. The Update is effective retrospectively to January 01, 2009. The adoption of the Update did not result in material changes to the consolidated financial statements.